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MAR 02 2022

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SEC FILE NUMBER
8-18119

ANNUAL REPORTS
FORM X-17A-5
PART III *

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING January 1, 2021 (MM/DD/YY) AND ENDING December 31, 2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Ziv Investment Company

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

141 West Jackson Boulevard, Suite 2095
(No. and Street)

Chicago	Illinois	60604
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Pamela Lambert	(312)427-7210	plambert@zivinvestment.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ryan & Juraska , LLP Certified Public Accountants
(Name – if individual, state last, first, and middle name)

141 West Jackson Boulevard #2250	Chicago	Illinois	60604
(Address)	(City)	(State)	(Zip Code)

March 24, 2009	3407
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Peter Ziv, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Ziv Investment Company, as of December 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

OFFICIAL SEAL
KURT G KELLISON
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:07/30/23

Signature:

Title: President

Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

R&J

RYAN & JURASKA LLP
Certified Public Accountants
141 West Jackson Boulevard
Chicago, Illinois 60604
Tel: 312.922.0062
Fax: 312.922.0672

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholder
of Ziv Investment Company

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Ziv Investment Company (the Company) as of December 31, 2021, and the related notes (collectively referred to as the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We have served as the Company's auditor since 2015.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Ryan & Juraska LLP

Chicago, Illinois
February 25, 2022

ZIV INVESTMENT COMPANY
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2021

ASSETS	
Cash and Cash Equivalents	$3,584,285
Receivables from Broker/Dealer and Clearing Organizations	$1,504,454
Receivable from Customers	$11,452
Securities Owned, at Fair Value	$6,923,065
Secured Demand Note	$275,000
Other Assets	$76,925
TOTAL ASSETS	$12,375,181
LIABILITES AND SHAREHOLDER'S EQUITY	
LIABILITIES	
Bank Loan Payable	$525,000
Payable from Broker/Dealer and Clearing Organizations	$11,026
Payable to customers	$8,281,704
Payable to noncustomers	$697
Subordinated debt	$275,000
Accounts Payable	$95,049
Total Liabilites	$9,188,476
SHAREHOLDER'S EQUITY	
Common Stock, $1 par value; authorized 1,000 shares; issued and outstanding 350 shares	$350
Additional paid-in capital	$609,650
Retained earnings	$2,576,705
Total Shareholder's Equity	$3,186,705
TOTAL LIABILITES AND SHAREHOLDER'S EQUITY	$12,375,181

Note: The accompanying notes are an integral part of this financial statement.

ZIV INVESTMENT COMPANY
NOTES TO FINANCIAL STATEMENT
YEAR ENDED DECEMBER 31, 2021

NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Organization - Ziv Investment Company (the "Company") was incorporated under the laws of the state of Delaware on October 29, 1969. The Company is registered as a broker/dealer and investment advisor with the Securities and Exchange Commission and is also a member of the Financial Industry Regulatory Authority (FINRA). The Company's primary activity is the equity and options brokerage.

Securities Transactions - Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Commission income and expenses from customer securities transactions are reported on a trade date basis.

Securities Owned - Securities are recorded at fair value in accordance with FASB ASC 820, *Fair Value Measurements and Disclosures.*

Concentrations of Credit Risk - The Company is engaged in various trading and brokerage activities in which the counterparties primarily include broker/dealers, banks, other financial institutions and the Company's own customers. In the event the counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

In addition, the Company's cash is on deposit at one financial institution and the balance at times may exceed the federally insured limit. The Company believes it is not exposed to any significant credit risk to cash. At December 31, 2021 the Company had cash deposits that exceeded federally insured limits by $3,334,285.

Cash Equivalents - The Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business.

Office Furniture and Equipment and Software - Depreciation is provided for using the straight-line method over the estimated useful lives of the assts. At December 31, 2021 all fixed assets have been fully depreciated and the depreciation expense for the year-ended December 31, 2021 was $0.

Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Subsequent Events - The Company evaluated all significant events or transactions that occurred through the audit report date, the date this financial statement was available to be issued, noting no material events requiring disclose in the Company's financial statements.

NOTE 2 - FAIR VALUE MEASUREMENT

FASB ASC 820 defines fair value, creates a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 inputs are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

A description of the valuation techniques applied to the Company's major categories of assets and liabilities measured at fair value on a recurring basis follows.

U.S. Government Securities. U.S. Government Securities are valued using quoted market prices. Valuation adjustments are not applied. Accordingly, U.S. Government Securities are generally categorized in Level 1 of fair value hierarchy.

Exchange Traded Equity Securities. Exchange Traded Equity Securities are generally valued based on quoted prices from the exchange. To the extent these securities are actively traded, valuation adjustments are not applied, and they are categorized in Level 1 of the fair value hierarchy; otherwise, they are categorized in Level 2 or Level 3 of the fair value hierarchy.

U.S. Treasury securities listed below are not considered cash equivalents. At December 31, 2021, the Company held no Level 2 or Level 3 investments.

Description	**Securities Owned**	**Securities Sold not yet Purchased**
U. S. Treasuries	$4,498,945	$0
Equity Securities	$2,424,120	$0
Totals	**$6,923,065**	**$0**

No valuation techniques have been applied to any other assets or liabilities included in the statement of financial condition. All other items in the above table are considered Level 1 assets and have been recorded at their fair market value.

NOTE 3 - PAYABLE TO CUSTOMERS

Payable to customers include amounts due on cash and margin transactions. Securities owned by customers are held as collateral for receivable from customers. The payable to noncustomers balance is comprised of account balances payable to the Company's sole shareholder.

NOTE 4 – INCOME TAXES

The Company has elected S Corporation status for federal income purposes. Income taxes are, therefore, the responsibility of the Company's individual shareholder.

The Company accounts for any potential interest or penalties related to possible future liabilities for unrecognized income tax benefits as other expense. The Company is no longer subject to examination by tax authorities for federal, state or local income taxes for periods before 2018.

NOTE 5 - NET CAPITAL REQUIREMENTS

As a registered broker/dealer and member of the Financial Industry Regulatory Authority, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3- l), which requires the Company to maintain the greater of minimum net capital of $250,000 or two percent of "aggregate debit items," as these terms are defined. Net capital and aggregate debit items change from day to day, but at December 31, 2021, the Company had net capital and a net capital requirement of $2,991,488 and $250,000, respectively.

NOTE 6 - LEASE COMMITMENT

The Company conducts is operations in two leased facilities both under non-cancellable leases in Chicago, Illinois and Wilmington, Delaware that expire on April 30th of 2023 and March 31st of 2022 respectively.

The Company's future annual rental commitments for the office facilities as of December 31, 2021, are as follows:

Year-Ending December 31:	**Amount**
2022	$70,152
2023	$19,040
Total	**$89,192**

ASC 842, Leases, requires the recognition of the right of use assets and lease liabilities to reflect the discounted net present value of the future annual rent commitments and related right of use benefit on the statement of financial condition.

The Company did not record a right of use asset or lease liability in its financial statement. Management determined that they did not have a material impact on the financial statement.

NOTE 7 - CASH AND SECURITIES SEGREGATED UNDER FEDERAL AND OTHER REGULATIONS

Included in cash and cash equivalents is cash of $3,388,396 which has been segregated in a special reserve bank account for the benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission. Included in securities owned are U.S. Treasury securities with a market value of $4,498,945 which also have been segregated in a special reserve bank custodial account for the benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission.

NOTE 8 - LINE OF CREDIT

The Company has a line of credit with a bank which it utilizes from time to time for liquidity purposes. The line of credit bears interest at 4.25% at December 31, 2021 and is collateralized by securities owned by the Company. The outstanding balance at December 31, 2021 was $525,000.

NOTE 9 - CLEARING AGREEMENT WITH OFF-BALANCE-SHEET RISK

In May 2012, the Company entered into an agreement with another broker/dealer (Clearing Broker/dealer) with an initial three-year term, whereby the Company forwards (introduces) certain customer securities transactions to the Clearing Broker/dealer, fully disclosing the customer name and other information. The processing and, if applicable, any financing pertaining to the introduced securities transactions is performed by the Clearing Broker/dealer. The customer accounts are therefore maintained and recorded in the books and records of the Clearing Broker/dealer on the Company's behalf. In consideration for introducing customers to the Clearing Broker/dealer, the Company receives commissions and other consideration, less the processing and other charges of the Clearing Broker/dealer. Pursuant to the terms of the agreement, the Company is required to maintain a deposit of $50,000 with the Clearing Broker/dealer to assure the Company's performance under the agreement. The agreement may be terminated by either party with 90 days prior written notification. The Company is also prohibited from entering into a similar agreement with another broker/dealer without prior written approval from the Clearing Broker/dealer. Termination fees will be imposed if the Company terminates the agreement without cause during the initial term.

Additional provisions of the agreement state that the Company is to be held responsible for any losses arising when the customers introduced by the Company to the Clearing Broker/dealer fail to meet their contractual commitments pertaining to the purchase, sale and possible financing of securities transactions.

The Company may therefore be exposed to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations and it is necessary for the Clearing Broker/dealer to purchase or sell the securities at a loss. The Company's exposure to risk would consist of the amount of the loss realized and any additional expenses incurred pertaining to the transaction or other customer activity. The maximum potential amount of future payments that the Company could be required to make under these provisions cannot be estimated. The Company seeks to minimize this risk through procedures designed to monitor the creditworthiness of its customers and that customer transactions are executed properly by the clearing broker/dealer. However, the Company believes that it is unlikely it will have to make material payments under these provisions and has not recorded a contingent liability in the financial statement.

NOTE 10 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

The Company enters into various transactions involving derivatives and other off-balance sheet financial instruments. These financial instruments consist primarily of exchange-traded options. These derivative financial instruments are used to meet the needs of the customers and conduct trading activities and are, therefore, subject to varying degrees of market and credit risk.

Derivative transactions are entered into for trading purposes or to economically hedge other positions or transactions. As a writer of options, the Company or its customers receive a premium in exchange for giving the counterparty the right to buy or sell the underlying security at a future date at a contracted price. The contractual or notional amounts related to these financial instruments reflect the volume and activity and do not reflect the amounts at risk. The credit risk for options is limited to the un-realized market valuation gains recorded in the statement of financial condition. Market risk is substantially dependent upon the value of the underlying financial instruments and is affected by market forces such as volatility and changes in interest and foreign currency exchange rates.

In addition, the Company may sell securities that it does not currently own (short sales) and would therefore be obligated to purchase such securities at a future date.

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company's customer securities transactions (those not introduced to its Clearing Broker/dealers, as described in Note 09) are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts.

In the event the customers fail to satisfy their contractual commitments, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations. The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires the customer to deposit additional collateral or to reduce positions when necessary.

NOTE 11 – SUBSEQUENT EVENTS

The Company's management has evaluated events and transactions through February 25, 2022, the date the financial statement was available to be issued, noting no material events requiring disclosure in the Company's financial statement.

NOTE 12 – REVENUE RECOGNITION

The Company recognizes revenue in accordance with Financial Accounting Standards Board Accounting Standards Codification ("FASB ASC") Topic 606, *Revenue from Contracts with Customers*. That guidance was amended to require public business entities to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the

entity expects to be entitled in exchange for those goods or services. The amendment is effective for the Company for fiscal years beginning after December 15, 2017. The Company's management believes the impact of the amendment to Topic 606 has no material impact on its financial statement.

Revenue from contracts with customer includes commission income. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time; how to allocate transaction price where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events.

The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership of the securities have been transferred to/from the customer.

NOTE 13 – RECEIVABLES FROM BROKER-DEALERS AND CLEARING ORGANIZATIONS

Receivables from Broker-Dealers and Clearing Organizations consists of commissions receivable of $73,165 and cash deposits of $1,431,289.

NOTE 14 – FINANCIAL INSTRUMENTS – CREDIT LOSSES

In June 2016, the FASB issued ASU 2016-13, Financial Instruments – Credit Loses (Topic 326): Measurement of Credit Loses on Financial Instruments (ASU 2013-13). The new guidance broadens the information that an entity must consider in developing its estimated credit losses expected to occur over the remaining life of assets measured either collectively or individually to include historical experience, current conditions, and reasonable and supportable forecasts. ASU 2016-13 replaces the existing incurred credit loss model with the current expected credit loss model. The standard is effective for the Company for the fiscal year beginning January 1, 2020. The standard did not have a material impact on the Company's financial statement.

NOTE 15 - LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

The borrowings under subordination agreements at December 31, 2021 are listed below. The subordinated lender is a relative of a shareholder of the Company.

Liabilities Pursuant to Secured Demand Note Collateral Agreements

Description & Maturity	**Amount**
1%, Due June 30, 2022	$275,000
Total	$275,000

The subordinated borrowings are covered by agreements approved by FINRA and are thus available in computing net capital under the Securities and Exchange Commission's Uniform Net Capital Rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.